UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 19, 2025, the board of directors (the “Board”) of Boqii Holding Limited (the “Company”), in accordance with the Fourteenth Amended and Restated Memorandum and Articles of Association of the Company, approved the re-designation of 1,000,000 authorized but unissued shares, par value US$0.16 each, as 1,000,000 authorized but unissued Class C ordinary shares, par value US$0.16 each (the “Class C Ordinary Shares”) (the “Re-designation”). The Class C Ordinary Shares carry certain special rights and restrictions as set forth in the certificate of designation, including: (i) one hundred (100) votes per share, (ii) no conversion into Class A or Class B ordinary shares of the Company under any circumstances, (iii) no entitlement to receive dividends, and (iv) non-transferability under any circumstances. The Re-designation became effective on the date of the Board’s approval , and is anticipated to be filed with the Registrar of Companies in the Cayman Islands within 30 days.

On August 19, 2025, as approved by the audit committee of the Board and the Board, the Company entered into a Securities Subscription Agreement (the “Securities Subscription Agreement”) with Green Mountain Management Limited (the “Subscriber”), a British Virgin Islands business company. Yingzhi (Lisa) Tang, a director, co-Chief Executive Officer, and Chief Financial Officer of the Company, and Hao (Louis) Liang, Chairman of the Board and Chief Executive Officer of the Company, each owns 50% of the Subscriber. Pursuant to the Securities Subscription Agreement, the Company issued and sold to the Subscriber 500,000 Class C Ordinary Shares for a total consideration of $80,000. The issuance was intended to (i) enhance the Company’s ability to execute long-term business strategies and (ii) enable the Company to raise new equity capital while maintaining a stable corporate structure and senior management team. Immediately following the issuance, Ms. Tang and Mr. Liang collectively own an aggregate of approximately 17.4% of the Company’s issued and outstanding ordinary shares and approximately 94.8% of the Company’s total voting power.  The issuance of the Class C Ordinary Shares was pursuant to Regulation S promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Securities Subscription Agreement and rights attached to Class C Ordinary Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation for Class C Ordinary Shares and the Securities Subscription Agreement, copies of which are filed as Exhibit 3.1 and Exhibit 99.1 hereto, respectively, and incorporated by reference.

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such documents, shall be incorporated by reference into the registration statement on Form F-3, as amended (File No. 333-267919), of the Company, and to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Designation for Class C Ordinary Shares
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: August 19, 2025

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